August 23, 2005

Mail Stop 6010


Dr. Adya S. Tripathi
President and Chief Executive Officer
Tripath Technology, Inc.
2560 Orchard Parkway
San Jose, California 95131

      Re:	Tripath Technology, Inc.
      Amendment No. 5 to Registration Statement on Form S-1
      Filed August 22, 2005
		File No. 333-123551

Dear Dr. Tripathi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 5 to Form S-1

Risk Factors, page 8
1. We note the proposal in your proxy statement filed on August
19,
2005, to approve amendments to your certificate of incorporation authorizing the board of directors to effect a reverse stock split within a specified range that would reduce the number of outstanding, but not the authorized, shares of your common stock. Please add a risk factor under a separate caption addressing the risks to investors of this proposed reverse stock split. For example, your disclosure should address the dilutive effect to shareholders, the risk of a possible adverse market reaction to a reverse split and the fact that a reverse split does not assure that you will regain compliance with Nasdaq listing standards.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

Results of Operations, page 29

Gross Profit, page 29

1. We have reviewed your revised disclosure related to gross profit for the nine months ended June 30, 2005 that was provided based on our conference call held on August 17, 2005. As stated in the conference call, we have reviewed your Form 8-K filed on August 5, 2005 that announces guidance for the fourth quarter of 2005 of gross margins of 45-55%. We note that in your Form S-1 your gross margin, without the impact of the inventory that was previously written down, was 14%. It is unclear to us from your revised disclosures how you will obtain 45-55% gross margins in the fourth quarter of 2005. Please revise your disclosure, in enough detail, to tell investors the following:
* Specifically how management has been successful in obtaining improved sales growth from inventory units that were previously written down due to slow-moving, excess and obsolete inventory. You previously disclosed for the nine month period ended September 30, 2004 that the write-downs were attributable to slow-moving and excess inventory for your TA1101B, TA3020, TA2041, TA2022 and leaded TA2024 products, the TK2350, TK2051, TK2150, TK2050 and TK2052 chipsets, and
Kauai 2BB and U461 die based on a decline in forecasted sales for these parts (page 30 of Form S-1). As previously mentioned to us, management has been successful in selling these units through implementing pricing and design strategies. Tell investors specifically the strategies that were implemented and continue to be implemented to sell these units that were previously impaired.

* Revise to disclose the number of units and dollar amount of inventory that have been sold to date by quarter that were previously written down and the number of units and dollar amount of inventory remaining at June 30, 2005 that was previously written down. Also, disclose management`s estimate of the number of units and dollar amount of inventory to be sold by quarter after June 30, 2005.

* Revise to disclose management`s expectation as to gross margin on a go forward basis after the impact of the sale of previously reserved inventory is sold and the basis for such conclusion.



      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Michelle
Gohlke at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

      					Sincerely,



      					Peggy Fisher
								Assistant Director


cc (via facsimile):  David J. Segre, Esq.
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Adya S. Tripathi
Tripath Technology, Inc.
August 23, 2005
Page 1